Pocket Counsel, Inc.
Luc Nguyen, Esq.
1192 Draper Pkwy., #244
Draper, UT 84020
Ph: (801) 349-8274

August 14, 2011

By Facsimile to (703) 813-6968

United States Securities & Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
Attn: Mr. Edward M. Kelley
100 F Street, N.E.
Washington, D.C. 20549-4631
Fax (703) 813-6968

Re:  Auscrete Corporation
Pre-effective Amendment 5 to Registration Statement on Form S-1
Filed May 25, 2011
File No. 333-166976

Dear Mr. Kelley:

I am writing in response to your letter dated June 7, 2011 in which you provide comments in connection with the above-referenced registration.  This letter serves only to respond to those specific requests for information or clarification addressed in your letter that do not involve amendments to the Registration Statement.  The numbered responses in this letter correspond to the numbered requests in your letter. The Commission’s Comments appear in bold and italics below.  The Company’s responses immediately follow each corresponding comment.

General

1.      We note your presentation of interim financial statements as of April 30, 2011. Please be aware that such financial statements should be provided as of the most recent fiscal quarter, which appears to be March 31, 2011. In this regard, please revise your document to provide a comparative interim balance sheet as of March 31, 2011 and comparative interim statements of operations, cash flows, and stockholders' equity for the quarter ended March 31, 20111 Refer to Rule 8-03 of Regulation S-X for guidance. Please also revise your registration statement to replace references to the April 30, 2011 interim period with the appropriate interim period.

Company’s Response.  The financial statements and registration statement have been modified accordingly.

2.      We note that you plan to acquire $489,900 of assets from Auscrete of Oregon for 4,000,000 shares of your common stock. Given that your proposed offering price is $0.30 per share, which is substantially more than the per share exchange price in your proposed transaction with Auscrete of Oregon, please revise to explain how and why the terms of the exchange were determined.

Company’s Response. The total value of the assets of Auscrete of Oregon including physical assets valued at $489,900 plus various intellectual property including know-how and processes are estimated to total $750,000 .  The registration statement has been revised accordingly to reflect this discussion in the second to the last sentence of paragraph 2 of page 13.

Prospectus' Outside Front Cover Page

3.      Revised disclosure in the first paragraph that the offering will be for a period not to exceed 180 days or any extension is inconsistent with disclosure in the fourth paragraph and elsewhere that the offering may be for 18 months or any extension. Please reconcile the disclosures.

Company’s Response. The front cover page has been revised to reflect the time period change from 180 days to 18 months, consistent with the rest of the registration statement.

4.      We also note your disclosure on the cover page that the offering could continue for up to two years after the effective date of the registration statement. Please note that Rule 419(e)(2)(iv) requires that if an acquisition has not been consummated within 18 months after the effective date of the registration statement, funds held in escrow must be returned to investors within five business days following that date. Please revise your disclosure accordingly.

Company’s Response. All references to the maximum 2 year offering period have been removed.  The five-day refund provision has been added to all references to return of escrow funds after 18 months if an acquisition is not consummated.

5.      In addition to our comments above, please also ensure that your cover page disclosures distinguish between the timeframe for your offering, including the release of funds held in escrow back to the purchasers if you have not sold a specified number of securities at a specified price by a specified date (see Rule 10b-9), and the timeframe for releasing funds held in escrow back to the purchasers if you have not completed an acquisition 18 months after the effective date of the registration statement (m Rule 419(b)(2)(iv)). Please also make conforming revisions in response to this and the preceding comments above to similar disclosures found elsewhere in your prospectus, including, for example, the plan of distribution section

Company’s Response. Registration statement revised accordingly.  See also response to comment 4 above regarding addition of five-day refund provision.

6.      We note your disclosure that the proceeds from the sale of shares will be payable to Auscrete Corporation Trust Account f/b/o Auscrete Corporation_ Please tell us how this complies with the requirement of Rule 419(b)(1)(iii), which requires that funds in the escrow account must be held for the benefit of the purchasers.

Company’s Response. Registration statement revised accordingly.  See outside front cover page and pages 8 and 10.

7.      In the second paragraph of the cover page, you state that the funds will be held in a non-interest bearing account, but also that if you do not complete an acquisition, funds will be returned with interest. Please clarify whether the proceeds of the offering will earn interest while in escrow.

Company’s Response. Funds will not earn interest and the registration statement has been revised accordingly.

8.      Throughout your prospectus, your disclosure indicates that you will acquire assets from Auscrete of Oregon to start your business. We also note your response to prior comment one stating that your acquisition of these assets will satisfy the requirements of Rule 419. In your summary, please discuss your intention to acquire these assets. Your summary disclosure should clarify:

•	The related party nature of the transaction.
•	The nature of the assets you will be purchasing.

•
What the current status of the transaction is. For example, disclose whether you have any agreement in place for the acquisition. Note that if you have an agreement for the acquisition, you should file it as an exhibit to the registration statement If not, disclose whether you expect to enter into such an agreement, and, if so, what your anticipated timeframe is.

•	The principal terms of the transaction, if known, such as any material contingencies to the completion of the transaction_

•
If true, that the acquisition of the assets is intended to enable you to break escrow under Rule 419. If this is your intention, please also explain how this acquisition will satisfy the requirement of Rule 419(e) that the fair value of the assets will represent at least 80 percent of the maximum offering

•	If you have no agreement yet in place for the acquisition of these assets, please discuss the risk that an agreement might not be reached or the transaction might not be completed for any reason.

Company’s Response. The summary has been revised accordingly.

9.       Also in your summary section, please include additional disclosures about the terms of the offering as follows:

•	Discuss your intention to file any post-effective amendment required by Rule 419.

•	Describe all of the terms and conditions of the offering specified in Rule 419(e)(2).

•
Briefly describe the escrow agreement required by Rule 419. In this regard, please briefly describe the conditions, articulated in paragraph 11, to the release of the proceeds to the company and of the share certificates to the investors. In particular, we note that proceeds can only be released to the company if the company enters into an agreement to acquire assets of Auscrete of Oregon; therefore, it appears that the company does not have the ability to obtain the funds from escrow in order to acquire other assets or businesses in satisfaction of Rule 419(e), Please make this clear in your disclosure.

•	Discuss the return of proceeds to investors upon the possible failure to sell the minimum offering amount and the possible failure to complete an acquisition transaction as contemplated by Rule 419.

Company’s Response. The summary has been revised accordingly.

Terms of the Offering, page 3

10. Please identify your directors who will conduct the offering by name.

Company’s Response. Registration statement revised accordingly.

Summary Financial Information, page 3

11.   Please revise your registration statement to provide the summary financial information as of December 31, 2010 and the most recent interim period.

Company’s Response. Registration statement revised to reflect summary financial information as of June 30, 2011.

Risk Factors, page 4

12.  Disclosure in the first risk factor that Auscrete had no working capital as of December 31, 2010 is inconsistent with disclosure elsewhere that Auscrete had working capital of $9,069 as of December 31, 2010 and April 30, 2011. Please reconcile the disclosures.

Company’s Response. Registration statement revised accordingly.

Use of Proceeds, Page 9

13.  We note your statement in the middle of the first paragraph that refers to an amount of up to 10% of the deposited funds that may be released to the company under Rule 419. Please clarify whether you intend to take these funds from the escrow. It is not clear from your use of proceeds disclosures in the table or elsewhere in your prospectus whether you intend to have that 10% released such that only 90% of the proceeds will remain in the escrow and be applied to your uses of proceeds, once released, or returned to investors if the conditions to release are not met.

Company’s Response. The Company does not intend to withdraw the 10% releasable amount and the registration statement has been revised accordingly.

14. As the escrow agreement requires that you enter into an agreement with Auscrete of Oregon to purchase assets for $489,900 in order to have the proceeds of the offering released to you, please revise your table to make clear what amounts will be attributed to this asset acquisition. Currently, you account for totals of $750,000 and $3 million without showing investors what portion of these amounts would be used in the asset acquisition.

Company’s Response. As discussed in the Company’s response to comment no. 2 above, the total value of the assets of Auscrete of Oregon including physical assets valued at $489,900 plus various intellectual property including know-how and processes are estimated to total $750,000   The registration statement has been revised accordingly.

15.   Please also clarify in the use of proceeds section that $489,900 of the proceeds of this offering will be paid to Auscrete of Oregon, which is your affiliate by way of Mr. Sprovieri's involvement with both companies. If other amounts that you contemplate using for other purposes listed in the tables would also be paid to any company affiliate, including Auscrete of Oregon or Mr. Sprovieri, please make clear the use and amount of such proceeds as well.

Company’s Response. Registration statement revised accordingly.

Plan of Distribution, page 11

16.  We note your disclosure that the net minimum offering amount must be deposited into escrow. However, Rule 419(b)(2)(i) requires that all proceeds of the offering (less certain permitted amounts), not just the minimum offering amount, be deposited into escrow until the proceeds are released in accordance with the Rule. Please revise accordingly.

Company’s Response. Registration statement revised accordingly.

Description of Business, page 13

17.  Notwithstanding the representation made in response to prior comment 7, you did not revise the registration statement. As requested previously, indicate in the last paragraph where each current shareholder has agreed to place his certificates until legal counsel has confirmed that a merger or acquisition has been successfully completed. Please also file the form of "lock-up" letter agreement that each of your 41 shareholders has executed as an exhibit to the registration statement

Company’s Response. Registration statement revised accordingly.  A form of the “lock-up” letter agreement that each of the 41 shareholders has executed is attached as Exhibit 10.10.

18.Please clarify whether the 97,000 shares you will issue to VAWT for its payment of the costs of your offering will also be subject to the lock-up agreement.

Company’s Response. Yes, the 97,000 shares issued to VAWT will be subject to the lock-up agreement. Registration statement revised accordingly.

Technology, page 19

19.Notwithstanding the representation made in response to prior comment 8, you did not revise the second paragraph. As requested previously, revise the disclosure to state accurately the number of years.

Company’s Response. Registration statement revised accordingly.

Initial Capital Expenditures, page 19

20.  Refer to prior comment 10. Delete the reference to "those projected contracts." Similarly, revise the last paragraph under "Certain Relationships and Related Transactions" on page 31 to remove the references to Messrs. Michael Nilson and John Schmidt, their letters of intent, and their potential conflicts of interests. We will not object if you retain the disclosure that Auscrete's sale of building materials to related parties will be on the same terms as Auscrete's sale of building materials to unaffiliated parties.

Company’s Response. Registration statement revised accordingly.

Plan of Operations, page 23

21.  To the extent that you have any updates to the progress of your operations, please provide a recent developments section to disclose and discuss such information.

Company’s Response. There are no updates to report.

Registration and Offer of Securities, page 24

22. Disclosure that Auscrete has engaged Pennaluna. & Company, Inc. or Pennaluna as its market maker is inconsistent with disclosure on the prospectus' outside front cover page and elsewhere that Auscrete has "verbally agreed" to engage Pennaluna as its market maker. Please reconcile the disclosures.

Company’s Response. Registration statement revised accordingly.

Beginning Operations, page 24

23.  In this section, you state that Auscrete will acquire the "turnkey" existing manufacturing plant and equipment from Auscrete Oregon. This suggests that you can begin operations upon completion of this acquisition. However, disclosure under "Operations Management" on page 25 states that you must first complete a "Fabrication Building" and the first "Production Building" before operations begin_ Please reconcile these statements.

Company’s Response. The disclosures under “Operations Management” on page 25 has been revised to conform with the disclosures on page 24 under “Beginning Operations.”

Results of Operations, page 27

24.  We note your response to prior comment 13 from our letter dated April 7, 2011 and the revision you made to your registration statement; however, your discussion should also reflect the most recent interim period. In this regard, please also include the most recent interim period and provide the disclosure as stated in your response.

Company’s Response.  Registration Statement revised accordingly.

Security Ownership of Certain Beneficiaries and Management, page 30

25.  Disclosure indicates that the tabular information is as of December 31, 2010. Please update the information to the most recent date practicable.

Company’s Response.  Registration Statement revised accordingly.

Certain Relationships, Related Transactions, page 31

26.  We note your disclosure that states that you have not entered into any transactions with any promoter of the company. However, based on the summary of your verbal agreement with VAWT, it appears that VAWT may be a promoter within the meaning of Rule 405 of Regulation C. Please give us your analysis why VAWT is not a promoter or discuss your arrangements with VAWT to pay your offering expenses in exchange for shares in this section. Furthermore, if VAWT is a promoter, note that disclosure is required under Item 401(g) of Regulation S-K of certain items if they exist and are material to an investment decision. Please tell us what consideration you have given to this disclosure requirement. We may have additional comments upon review of your response.

Company’s Response.  VAWT is not a promoter because VAWT was not involved in any way in “taking any initiative in founding and organizing the business or enterprise of an issuer” as required within the definition of a “promoter” under Rule 405 of Regulation C.  The founding and organizing of issuer’s business had already occurred under the direction of issuer’s CEO and Director John Sprovieri before VAWT’s involvement with issuer.

Report of Independent Registered Public Accounting Firm, page F-1

27.  Please have your independent registered public accountants provide a signed audit opinion.

Company’s Response.  Registration statement revised accordingly.

28.  Please explain to us how your statement of stockholders' equity reconciles to the table under "Item 15. Recent Sales of Unregistered Securities." In this regard:

•
Please confirm, if true, that services valued at $204,400 were exchanged for 1,022,000 common shares during 2009 as indicated on the schedule on page II-2. We note in your response to prior comment 14 from our letter dated April 7, 2011 that "the common stock issued for services were for organizational services and not services rendered in connection with operations." In this regard, it appears to us that such services would be expensed under FASB ASC 720-15-25, valued using the guidance provided in FASB ASC 505-50-30, and presented in a statement of operations for the year ended December 31, 2009. Please advise or revise your document accordingly.

•
Please confirm, if true, that cash proceeds of $9,069 resulted from the sale of common stock to those shareholders listed in the schedule on page 11-2 who own 45,500 shares. If so, please revise your statement of shareholders' equity to show $9,069 attributed to those shares issued for cash.

•
Please be aware that the fiscal year cannot extend past a year. To the extent that transactions occurred during 2009, on the date of inception, as noted on the schedule on 11-2, you will need to provide this period in your audited statement of operations, statement of stockholders' equity, and statement of cash flows.

Company’s Response.  December 31, 2009 was the date of registration of the company. There were no share allocations or transactions in 2009. The statement of stockholders’ equity has been revised to conform to the disclosures under “Item 15. Recent Sales of Unregistered Securities.”

Consent of Independent Registered Public Accounting Firm, page F-6

29.  As indicated in comment 40 in our January 24, 2011 letter and in comment 42 in our October 25, 2010 letter, the consent is to be filed as an exhibit to the registration statement. As requested previously, please remove the consent from the prospectus.

Company’s Response.  Registration statement revised accordingly.

Signatures, page II-5

30.  The registration statement must be signed by at least a majority of the board of directors or persons performing similar functions. See Instruction 1 to signatures on Form S-1, and revise.

Company’s Response.  Registration statement revised accordingly.

Exhibit 10.1 - Escrow Agreement

31 The escrow agreement must include all of the provisions of paragraphs (b)(2) and (e)(3) of Rule 419. Please see Rule 419(b)(4). Your escrow agreement omits or fails to clearly state several of these provisions. For example, we note that paragraph lb_ of the escrow agreement requires that the company deposit all proceeds in escrow until the threshold amount ($750,000, or the minimum offering amount) has been reached. However, Rule 419(b)(2)(i) requires that all proceeds of the offering (less certain permitted amounts) be deposited into escrow until the proceeds are released in accordance with the Rule. Therefore, please revise the escrow agreement to ensure or make clear that all of the provisions of paragraphs (b)(2) and (e)(3) of Rule 419 are specifically included.

Company’s Response.  Escrow agreement revised accordingly.

32.  Please ensure that the escrow provides that the offering proceeds are held for the sole benefit of the purchasers of the common stock (see Rule 419(b)(2)(iii), and that the designation or title of the escrow account that is stated in the prospectus is the same as in the escrow agreement.

Company’s Response.  Escrow agreement revised accordingly.  See new Section 1(b) regarding provision that offering  proceeds are held for the sole benefit of the purchasers of the common stock.

33.  Paragraph I .f. of the escrow agreement states that the company may, at its option, continue to deposit proceeds of the offering into the account even after the funds have been released according to the conditions set forth in that paragraph. Please explain to us what the purpose of the escrow would be after the conditions to release have been met. Clarify whether it would also be your intention to escrow any new shares purchased with the proceeds from new investors. If so, tell us why you believe this would be appropriate. We may have additional comments on review of your response.

Company’s Response.  Escrow agreement has been revised to remove this sentence to prevent deposit of funds after the escrow conditions have been met for release.

34.  There are references in the Escrow Agreement to a "Partnership" and a "Memorandum" that do not seem to apply to your offering. Please revise.

Company’s Response.  Escrow agreement revised accordingly.

35. Paragraph 1.e. of the escrow agreement appears to be the only paragraph that addresses the return of proceeds to investors. This provision contemplates such a return only if the threshold amount is not deposited within 18 months from the opening of the offering. However, Rule 419(e)(2)(iv) provides that if a consummated acquisition meeting the requirements of the rule has not taken place within 18 months of the registration statement's effectiveness, the funds held in the escrow must be returned to investors. Please amend your escrow agreement to reflect this requirement.

Company’s Response.  Escrow agreement revised accordingly.

Exhibit 23.1— Consent of Independent Registered Public Accounting Firm

36.Please revise your registration statement to provide a signed updated consent from your auditors.

Company’s Response.  Updated consent attached.

In conclusion, we look forward to your response to the revisions we have incorporated.  In the meantime, please feel free to contact me if you have any further questions or comments.

Very Truly Yours,

Pocket Counsel, Inc.

/s/ Luc Nguyen
Luc Nguyen, Esq.